Exhibit 99.1

PINTEC Announces Full Year 2019 Unaudited Financial Results

BEIJING, June 15, 2020 (GLOBE NEWSWIRE) – Pintec Technology Holdings Limited (NASDAQ: PT) (“PINTEC” or the “Company”), a leading independent technology platform enabling financial services in China, today announced its unaudited financial results for the year ended December 31, 2019.

Financial Highlights for the Year Ended December 31, 2019

•	Total revenues were RMB1,285.2 million decreased by 19.9% to (US$184.6 million) from RMB1,603.6 million in the full year of 2018.

•	Gross profit was RMB515.5 million (US$74.1 million) compared to RMB518.9 million in the full year of 2018. Gross margin was 40.1% compared to 32.4% in the full year of 2018.

•	Operating loss was RMB728.4 million (US$104.6 million) compared to operating income of RMB11.3 million in the full year of 2018.

•

Net loss was RMB906.5 million (US$130.2 million) compared to net income of RMB2.2 million in the full year of 2018. The net loss was due to RMB890.7 million of provision for credit loss in amounts due from a related party, Jimu Group, and RMB200.0 million of impairment in prepayment for long-term investment. Excluding the total non-cash provision and impairment charge of RMB1,090.7 million, the net profit would have been RMB184.2 million.

•

Adjusted net loss[1] was RMB888.6 million (US$127.6 million) compared to adjusted net income of RMB133.4 million in the full year of 2018. Excluding the aforementioned total non-cash provision and impairment charge, the adjusted net profit would have been RMB202.1million.

Operating Highlights for the Year Ended December 31, 2019

•	Total loans facilitated decreased by 25.2% to RMB11.0 billion (US$1.6 billion) from RMB14.7 billion in the full year of 2018.

•	Loan outstanding balance decreased by 43.1% to RMB3.3 billion (US$0.5 billion) as of December 31, 2019, from RMB5.8 billion as of December 31, 2018.

[1]

Adjusted net income/(loss) is a non-GAAP financial measure, representing net income/(loss) before share-based compensation expenses. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

•	The following table provides delinquency rates for all loans facilitated by the Company as of the dates indicated:

	Delinquent for
	16 - 30 days	31 - 60 days	61 - 90 days
December 31, 2016	0.47%	0.76%	0.63%
December 31, 2017	1.11%	1.02%	0.74%
December 31, 2018	1.27%	2.35%	2.33%
December 31, 2019	1.72%	2.98%	2.86%

Mr. Jun Dong, acting Chief Executive Officer of PINTEC, commented, “2019 was a year of transformation for PINTEC. Notably, during the period, we shifted our focus onto the acceleration of our point-of-sale business. Both installment loans and personal loans from our point-of-sales business have proven to be more sustainable than other loan types as their typical borrowers have above-average consumption power and better credit records. Looking ahead, the global outbreak of COVID-19 novel coronavirus has created new challenges for the fintech industry in both domestic and international markets. As such, we plan to continue refining our service offerings to de-risk our loan facilitation business while also prioritizing those investments which can enhance our technological capabilities, expand our partner base, and accelerate the development of new business initiatives. We remain confident that our ongoing efforts in these areas, ability to empower partners through technical innovation, and accumulation of financial service licenses will continue to heighten our competitive advantages and drive sustainable growth as we advance through the rest of 2020.

Mr. Steven Sim, Chief Financial Officer of PINTEC, added, “Although the impairment charges led to a significant loss in our net profit in 2019, they helped us eliminate a major historical overhang, as our investors used to be concerned with our dependence on the related party. Also, because those impairment charges were non-cash and one-off, our principal businesses remain healthy. In addition, we aim to continue reducing our risk exposure by focusing on growing our risk-free technical services, which is one of our key strengths. Although our decision to shift away from the risk-bearing loan facilitation business may have temporarily decelerated our growth, it has helped us lighten our cost and expense structure, improve our operating efficiency, expand our profit margins, and enhance our free cash flow. As a result, we are confident that we will be able to sustain our growth trajectory for the long run.”

Full Year 2019 Financial Results

Total Revenues

Total revenues in the full year of 2019 decreased by 19.9% to RMB1,285.2 million (US$184.6 million) from RMB1,603.6 million in the full year of 2018.

•

Revenues from technical service fees in the full year of 2019 decreased by 17.0% to RMB1,077.8 million (US$154.8 million) from RMB1,297.8 million in the full year of 2018. This decrease was mainly due to the year-over-year decrease in the total volume of loans facilitated by the Company.

•

Revenues from installment service fees in the full year of 2019 decreased by 35.6% to RMB187.4 million (US$26.9 million) from RMB291.1 million in the full year of 2018. This decline was due to the reduction in the Company’s on-book installment loan volume, which was in line with the Company’s ongoing strategy to refine its loan portfolio.

•

Revenues from wealth management service fees in the full year of 2019 increased by 35.8% to RMB20.1 million (US$2.9 million) from RMB14.8 million in the full year of 2018. This increase was primarily attributable to the steady development of the Company’s insurance solution offerings.

Cost of Revenues

Cost of revenues in the full year of 2019 decreased by 29.0% to RMB769.7 million (US$110.6 million) from RMB1,084.7 million in the full year of 2018. The reduction was due to the decrease of service cost charged by Jimu Group and the lower volume of the Company’s on-book loan business, which resulted in decreased funding costs and provisions for credit losses. As a percentage of total revenues, cost of revenues in the full year of 2019 decreased to 59.9% from 67.6% in the full year of 2018.

•

Cost on guarantee in the full year of 2019 increased to RMB193.4 million (US$27.8 million) as the Company began to share the credit risks for off-balance sheet loans with a larger group of select financial partners.

•

Service cost charged by Jimu Group in the full year of 2019 decreased to RMB200.2 million (US$28.8 million) from RMB529.6 million in the full year of 2018. The decrease was primarily due to the adoption of a new cooperation model with Jimu Group since 2019, under which the Company reimbursed Jimu Group for part of the losses under loans that we facilitated using Jimu Group as a funding source and that were not recorded on our balance sheet.

•

Origination and servicing costs in the full year of 2019 decreased by 10.2% to RMB290.4 million (US$41.7 million) from RMB323.3 million in the full year of 2018, primarily due to a decrease in user acquisition cost in connection with the decrease in the volume of loans facilitated, which was offset by an increase in service fee for loan collection.

Gross Profit

Gross profit in the full year of 2019 was RMB515.5 million (US$74.1 million) from RMB518.9 million in the full year of 2018. Gross margin in the full year of 2019 was 40.1% compared to 32.4% in the full year of 2018.

Operating Expenses

Total operating expenses in the full year of 2019 increased by 145% to RMB1,244.0 million (US$178.7 million) from RMB507.6 million in the full year of 2018.

•

Sales and marketing expenses in the full year of 2019 decreased by 30.2% to RMB69.6 million (US$10.0 million) from RMB99.7 million in the full year of 2018. The reduction was the result of the Company’s ongoing efforts to refine its product matrix and wind down its offline personal installment loan business, the latter of which has been occurring since the end of 2018.

•

General and administrative expenses in the full year of 2019 were RMB1,095.3 million (US$157.3 million) compared to RMB313.0 million in the full year of 2018. This significant increase was mainly due to the provision for credit loss of RMB890.7 million on amounts due from the related party Jimu Group. Pintec determined that the amounts due from Jimu Group were unrecoverable as Jimu Group has become insolvent, and subsequently in February 2020 announced its exit from its online lending platform business with significant outstanding loan balances on its platform left unpaid. As a result, the Company has provided a full provision for these balances.

•

Research and development expenses in the full year of 2019 decreased by 16.7% to RMB79.1 million (US$11.4 million) from RMB95.0 million in the full year of 2018, primarily driven by the Company’s efforts to streamline its research and development operations.

Operating Income/Loss

Operating loss in the full year of 2019 was RMB728.4 million (US$104.6 million) compared to operating income of RMB11.3 million in the full year of 2018.

Net Income/Loss

Net loss in the full year of 2019 was RMB906.5 million (US$130.2 million) compared to net income of RMB2.2 million in the full year of 2018. Total share-based compensation expenses in the full year of 2019 decreased to RMB17.8 million (US$2.6 million) from RMB131.3 million in the full year of 2018.

Net loss attributable to ordinary shareholders in the full year of 2019 increased to RMB905.9 million (US$130.1 million) from RMB74.6 million in the full year of 2018.

Adjusted net loss in the full year of 2019 was RMB888.6 million (US$127.6 million) compared to adjusted net income of RMB133.4 million in the full year of 2018.

Net Loss per Share

Basic and diluted net loss per ordinary share in the full year of 2019 were RMB3.21 (US$0.46). Basic and diluted net loss per American Depositary Share (“ADS”) in the full year of 2019 were RMB22.47 (US$3.23). Each ADS represents seven of the Company’s Class A ordinary shares.

Adjusted basic and diluted net loss per ordinary share in the full year of 2019 were RMB3.15 (US$0.45). Adjusted basic and diluted net loss per ADS in the full year of 2019 were RMB22.05 (US$3.15).

Balance Sheet

The Company had combined cash and cash equivalents and restricted cash of RMB580.9 million (US$83.4 million) as of December 31, 2019, compared to RMB710.0 million as of December 31, 2018.

The Company’s total net financing receivables, including short-term and long-term receivables, decreased by 41.8% to RMB449.5 million (US$64.6 million) as of December 31, 2019, from RMB772.1 million as of December 31, 2018, mainly due to the lower volume of the Company’s on-book loan business.

Restatement

The Company revisited its consolidated financial statements and identified certain material misstatements for the years ended December 31, 2017 and 2018. In line with these developments, the Company has restated its previously issued consolidated financial statements for the years ended December 31, 2017 and 2018.

As a result, all financial data presented in this release for the full year ended December 31, 2018, had been restated.

The Company’s Financial Statements are prepared and presented in accordance with U.S. GAAP. However, the Financial Statements have not been audited or reviewed by the Company’s independent registered accounting firm.

Conference Call Information

The Company’s management team will hold a Direct Event conference call on Monday, June 15, 2020, at 8:00 A.M. Eastern Time (or 8:00 P.M. Beijing Time on the same day) to discuss the financial results. Details for the conference call are as follows:

Event Title:	Pintec Technology Holdings Ltd.’s Full Year 2019 Earnings Conference Call

Conference ID:	#6597508

Registration Link:	http://apac.directeventreg.com/registration/event/6597508

Due to the global outbreak of the novel coronavirus, operator assisted conference calls are not available at the moment. All participants must use the link provided above to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

The replay will be accessible through June 23, 2020, by dialing the following numbers:

International:	+61-2-8199-0299

United States Toll Free:	+1-855-452-5696

Conference ID:	6597508

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.pintec.com/.

Accounting Policy Change

The Company adopted ASC Topic 606 (“ASC 606”), Revenue from Contracts with Customers and all subsequent ASUs that modified Topic 606 on January 1, 2019, using the modified retrospective method applied to those contracts which were not completed as of January 1, 2019.

The Company recorded an increase to opening accumulated deficit of RMB54,127 as of January 1, 2019 due to the cumulative impact of adopting ASC 606.

The impacts of the adoption of ASC 606 in the year ended December 31, 2019 on consolidated statement of operations and comprehensive (loss)/income are shown below.

Items	As Reported	Impacts of ASC606 Adoption	Amount without ASC 606 Adoption
	RMB	RMB	RMB
Total revenues	1,285,236	53,063	1,232,173
Income tax (expenses)/benefit	(1,968)	(13,266)	11,298
Net loss	(906,490)	39,797	(946,287)

The impacts of the adoption of ASC 606 as of December 31, 2019, including the cumulative effects of the change, on consolidated balance sheets are shown below.

Items	As Reported	Impacts of ASC606 Adoption	Balances without ASC 606 Adoption
	RMB	RMB	RMB
Assets:
Deferred tax assets	64,675	4,775	59,900
Liabilities:
Accrued expenses and other liabilities	157,945	19,105	138,840
Equity:
Accumulated deficit	(1,860,640)	(14,330)	(1,846,310)

Use of Non-GAAP Financial Measures

In evaluating its business, the Company considers and uses adjusted net income/loss as a supplemental measure to review and assess its operating performance. The presentation of this non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company defines adjusted net income/loss as net income/loss excluding share-based compensation expenses.

The Company believes that this non-GAAP financial measure can help management evaluate the Company’s operating performance and formulate business plans. Adjusted net income/loss enables management to assess operating results without considering the impact of share-based compensation expenses. The Company also believes that this non-GAAP financial measure provides useful information about its operating results, enhance the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by management in their financial and operational decision-making.

This non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This non-GAAP financial measure has limitations as an analytical tool. One of the key limitations of using adjusted net income/loss is that it does not reflect all items of income and expenses that affect the Company’s operations. The Company will continue to incur share-based compensation expenses in its business, which are reflected in the presentation of its adjusted net income/loss. Further, this non-GAAP financial measure may differ from non-GAAP financial information used by other companies, including peer companies, and therefore its comparability may be limited.

The Company compensates for these limitations by reconciling this non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, net income/loss, which should be considered when evaluating the Company’s performance. The Company encourages you to review its financial information in its entirety and not rely on a single financial measure.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.9618 to US$1.00, the noon buying rate in effect on December 31, 2019, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred to could be converted into USD or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Among other things, the quotations from management in this announcement, as well as PINTEC’s strategic and operational plans, contain forward-looking statements. PINTEC may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. Potential risks and uncertainties include, but are not limited to, the Company’s limited operating history, regulatory uncertainties relating to online consumer finance in China, the Company’s reliance on Jimu Group for a significant portion of its funding and the need to further diversify its financial partners, the Company’s reliance on a limited number of business partners, the impact of current or future PRC laws or regulations on wealth management financial products, publicity regarding the consumer finance industry and the evolving regulatory environment governing this industry in China, and the Company’s ability to meet the standards necessary to maintain the listing of its ADSs on the Nasdaq Global Market, including its ability to cure any non-compliance with Nasdaq’s continued listing criteria. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About PINTEC

PINTEC is a leading independent technology platform enabling financial services in China. By connecting business and financial partners on its open platform, PINTEC enables them to provide financial services to end users efficiently and effectively. The Company offers its partners a full suite of customized solutions, ranging from point-of-sale financing, personal installment loans and business installment loans, to wealth management and insurance products. Leveraging its scalable and reliable technology infrastructure, PINTEC serves a wide range of industry verticals covering online travel, e-commerce, telecommunications, online education, SaaS platforms, financial technology, internet search, and online classifieds and listings, as well as various types of financial partners including banks, brokers, insurance companies, investment funds and trusts, consumer finance companies, peer-to-peer platforms and other similar institutions. For more information, please visit ir.pintec.com.

Investor Relations Contact

Joyce Tang

Pintec Technology Holdings Ltd.

Phone: +1-646-308-1622

E-mail: ir@pintec.com

Jack Wang

ICR Inc.

Phone: +1-646-308-1622

E-mail: pintec@icrinc.com

Pintec Technology Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands, except for share and per share data)	December 31, 2018 Restated	December 31, 2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	457,442	102,755	14,760
Restricted cash	252,599	382,695	54,971
Short-term financing receivables, net	753,169	430,387	61,821
Short-term financial guarantee assets, net	15,569	91,374	13,125
Accounts receivable, net	47,652	74,251	10,665
Prepayments and other current assets	208,399	78,330	11,250
Amounts due from related parties	475,426	64	9

Total current assets	2,210,256	1,159,856	166,601

Non-current assets:
Non-current restricted cash	—	95,454	13,711
Amounts due from related parties-nc	—	10,000	1,436
Long-term financing receivables, net	18,882	19,100	2,744
Long-term financial guarantee assets, net	5,040	3,647	524
Long-term investments	58,038	108,603	15,600
Deferred tax assets	36,901	64,675	9,290
Property, equipment and software, net	7,806	14,317	2,057
Intangible assets, net	5,423	49,790	7,152
Goodwill	25,680	35,157	5,050

Total non-current assets	157,770	400,743	57,564

TOTAL ASSETS	2,368,026	1,560,599	224,165

LIABILITIES
Current liabilities:
Short-term borrowings	220,000	320,000	45,965
Short-term funding debts	694,978	300,212	43,123
Accounts payable	38,850	57,719	8,291
Amounts due to related parties	96,596	10,191	1,464
Tax payable	57,081	52,535	7,546
Debt instrument	—	81,053	11,643
Financial guarantee liabilities	15,537	101,933	14,642
Accrued expenses and other liabilities	157,462	157,945	22,686

Total current liabilities	1,280,504	1,081,588	155,360

Non-current liabilities:
Long-term funding debts	21,498	21,498	3,088
Long-term borrowings	—	80,000	11,491
Deferred tax liabilities	—	2,128	306
Other non-current liabilities	8,748	8,683	1,247
Consideration payable for acquisition	—	7,982	1,147

Total non-current liabilities	30,246	120,291	17,279

TOTAL LIABILITIES	1,310,750	1,201,879	172,639

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	185	212	30
Class B Ordinary Shares	43	42	6
Additional paid-in capital	1,896,993	1,977,365	284,030
Statutory reserves	1,739	29,659	4,260
Accumulated other comprehensive income	31,014	42,890	6,161
Accumulated deficit	(872,698)	(1,860,640)	(267,264)

Total Pintec Technology Holdings Limited shareholders’ equity	1,057,276	189,528	27,223

Non-controlling interests	—	169,192	24,303

TOTAL EQUITY	1,057,276	358,720	51,526

TOTAL LIABILITIES AND EQUITY	2,368,026	1,560,599	224,165

Pintec Technology Holdings Ltd.

Unaudited Condensed Consolidated Statements of Operations and Comprehensive income

	For the 2019 Year Ended
(In thousands, except for share and per share data)	2018 Restated	2,019	2,019
	RMB	RMB	USD
Revenues:
Technical service fees	1,297,758	1,077,760	154,810
Installment service fees	291,077	187,359	26,912
Wealth management service fees and others	14,796	20,117	2,890

Total revenues	1,603,631	1,285,236	184,612

Cost of revenues:
Funding cost	(161,384)	(51,759)	(7,435)
Provision for credit losses	(70,411)	(33,942)	(4,875)
Origination and servicing cost	(323,342)	(290,398)	(41,712)
Cost on guarantee	—	(193,426)	(27,784)
Service cost charged by Jimu Group	(529,593)	(200,163)	(28,752)

Cost of revenues	(1,084,730)	(769,688)	(110,558)

Gross profit	518,901	515,548	74,054

Operating expenses:
Sales and marketing expenses	(99,671)	(69,593)	(9,996)
General and administrative expenses	(312,979)	(1,095,311)	(157,332)
Research and development expenses	(94,989)	(79,079)	(11,359)

Total operating expenses	(507,639)	(1,243,983)	(178,687)

Operating (loss)/income	11,262	(728,435)	(104,633)

Change in fair value of convertible loans	(9,552)	—	—
Share of loss from equity method investments	(2,652)	(8,149)	(1,171)
Impairment on prepayment for long-term investment	—	(200,000)	(28,728)
Other (expenses)/income, net	8,822	(11,094)	(1,595)
Interest income from related parties	—	43,156	6,199
(Loss)/Income before income tax expense	7,880	(904,522)	(129,928)

Income tax expense	(5,709)	(1,968)	(283)
Net (loss)/income	2,171	(906,490)	(130,211)

Net loss attributable to non-controlling interest	—	(595)	(85)
Net (loss)/income attributable to Pintec Technology Holdings Limited shareholders	2,171	(905,895)	(130,126)

Pre-IPO Preferred shares redemption value accretion	(76,770)	—	—

Net loss attributable to ordinary shareholders	(74,599)	(905,895)	(130,126)

Other comprehensive income:
Foreign currency translation adjustments net of nil tax	30,173	11,876	1,706

Total other comprehensive income	30,173	11,876	1,706

Total comprehensive(loss)/income	32,344	(894,614)	(128,505)

Total comprehensive loss attributable to non-controlling interest	—	(595)	(85)
Total comprehensive (loss)/income attributable to Pintec Technology Holdings Limited shareholders	32,344	(894,019)	(128,420)

Pre-IPO Preferred shares redemption value accretion	(76,770)	—	—

Comprehensive loss attributable to ordinary shareholders	(44,426)	(894,019)	(128,420)

Loss per ordinary share
Basic and Diluted	(0.74)	(3.21)	(0.46)
Weighted average ordinary shares outstanding
Basic and Diluted	101,094,197	282,129,663	282,129,663

Pintec Technology Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Year Ended
(In thousands, except for share and per share data)	December 31, 2018 Restated	December 31, 2019	December 31, 2019
	RMB	RMB	USD
Net(Loss)/ income	2,171	(906,490)	(130,211)
Add: Share-based compensation expenses	131,260	17,847	2,563

Adjusted net (loss)/income	133,431	(888,643)	(127,648)
Net loss attributable to ordinary shareholders	(74,599)	(905,895)	(130,126)
Add: Share-based compensation expenses	131,260	17,847	2,563

Adjusted net (loss)/income attributable to ordinary shareholders	56,661	(888,048)	(127,563)
Adjusted net (loss)/income per ordinary share
Basic and diluted	0.56	(3.15)	(0.45)
Weighted average number of ordinary shares outstanding
Basic and diluted	101,094,197	282,129,663	282,129,663